OUTSET GLOBAL TRADING LIMITED

AUDITED FINANCIAL STATEMENT

AVAILABLE FOR PUBLIC INSPECTION

DECEMBER 31, 2025

OUTSET GLOBAL TRADING LIMITED

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2025

OUTSET GLOBAL TRADING LIMITED
FINANCIAL STATEMENT
DECEMBER 31, 2025

CONTENTS

	PAGE
Facing Page - Oath or Affirmation	1-2
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Notes to Financial Statement	5 – 13

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8 69657

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Outset Global Trading Limited**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1120 Avenue of the Americas, 14th Floor

(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Leighton	**3323454559**	Compliance@outsetglobaltrading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP

(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd.	**Chicago**	**IL**	**60604**
(Address)	(City)	(State)	(Zip Code)

03/24/2009	**3407**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Leighton _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Outset Global Trading Limited _____, as of 12/31 _____, 2025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed by:

Signature: Richard Leighton
04E49233F3D8485...

Title:
CFO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Outset Global Trading Limited

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Outset Global Trading Limited (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Outset Global Trading Limited as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Outset Global Trading Limited's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Outset Global Trading Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as Outset Global Trading Limited's auditor since 2016.
Chicago, Illinois
March 5, 2026

OUTSET GLOBAL TRADING LIMITED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

A S S E T S

Cash and cash equivalents	$	211,790
Due from broker		7,648,583
Receivable from affiliates		436,637
Accounts receivable		151,874
Fixed Assets, (net of accumulated depreciation of $83,056)		57,423
Other assets		456,229
TOTAL ASSETS	$	8,962,536

LIABILITIES & STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and other liabilities	$	1,544,123
Soft dollar payable		2,212,926
Taxes payable		244,416
Payable to affiliates		191,519
TOTAL LIABILITIES		4,192,984
Stockholders' Equity:		
Common Stock, $1.54 par value; 2 shares authorized, 2 shares issued and outstanding		3
Additional paid-in capital		1,404,107
Retained Earnings/(Accumulated Deficit)		3,365,442
TOTAL STOCKHOLDERS' EQUITY		4,769,552
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	8,962,536

The accompanying notes are an integral part of this financial statement.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Outset Global Trading Limited (the "Company") was incorporated on February 26th, 2015 under the laws of England and Wales.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") effective March 29th, 2016.

The Company is engaged as an agent in the purchase and sale of equity securities and options of domestic and foreign corporate issuers over-the-counter as non-exchange member arranging for transactions in listed securities by exchange member. The Company operates pursuant to SEC Rule 15a-6 and has a business agreement in place with Outset Global LLP, a corporation under the laws of England and Wales. Outset Global LLP is an unregistered foreign broker-dealer who is not a member of SIPC.

The Company has a clearing agreement with its clearing agent. Domestic security transactions are cleared and carried through a U.S. clearing agent on a fully-disclosed basis. The U.S. clearing agent also performs record keeping functions and consequently, the Company operates under the (k)(2)(i) and (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3. The Company clears all foreign security transactions through its affiliate Outset Global LLP pursuant to agreements the affiliate has with foreign clearing agents on an RVP/DVP basis. The Company does not hold customer funds or securities.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of agency transactions. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (continued)

Use of estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions

The Company buys and sells securities as an agent on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related execution and clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty on behalf of the customer and confirms the trade with the customer.) The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of the ownership of the securities have transferred to/from the customer and the counterparty.

Consulting income

Consulting income consists of consulting services. Fee income and expenses are recorded on the accrual basis of accounting. The performance obligation is satisfied over time as services are rendered.

ASC Topic 606

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contracts with Customers. That guidance was amended to require public business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Management believes the impact of the amendment to Topic 606 has no material impact on its financial statement.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

<u>Cash and Cash Equivalents</u>

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

<u>Functional Currency and Presentation Currency</u>

Items included in the financial statement of the Company are measured using the currency of the primary economic environment in which the entity operates (the "Functional Currency". The Functional Currency of the Company is United States Dollars ("USD").

Foreign currency transactions are translated into the Functional Currency using the prevailing exchange rates.

<u>Equipment</u>

Equipment is recorded at cost, less accumulated depreciation. Depreciation is computed using either the declining balance method over the useful life of the assets or a straight line model depending on the type of asset. Equipment is reviewed annually for impairment.

<u>Fair value measurement</u>

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

FASB ASC 820, Fair Value Measurement has no material effect on this financial statement. At December 31, 2025, the Company held no Level 1, Level 2, or Level 3 investments.

Income Taxes

The Company is subject to corporate taxes in both the United Kingdom and the United States of America. The amount of taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company is no longer subject to income examinations for the years prior to 2022 in the United States and prior to 2021 in the United Kingdom.

At December 31, 2025 the Company has an income taxes receivable balance to the United States of $21,521 included within other assets on the statement of financial condition.

NOTE 2   TRANSACTIONS WITH AFFILIATES

The Company is a party to administrative services and tri-party agreements with its affiliate Outset Global LLP and the subsidiary of this affiliate, Outset Global (Hong Kong) Limited. The affiliate and subsidiary provide the Company with certain services and allocate the expenses in the area of compensation and benefits, administration, leasehold space, furniture and equipment, operational services, computers and related systems support, data and communication lines and equipment. The Company provides to the affiliate and the subsidiary with certain services and expenses in the area of compensation and benefits, administration, leasehold space, furniture and equipment, operational services, computers and related systems support, data and communication lines and equipment.

At December 31, 2025 the Company has a receivable balance from Outset Global LLP of $436,637 and a payable balance to Outset Global (Hong Kong) Limited of $191,519

NOTE 3   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2025, the Company had
net capital of $3,154,023 which was $2,904,023 in excess of its required net capital of $250,000.

NOTE 4   LEASE COMMITMENTS

<u>ASC 842</u>

The Company recognizes leases in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 842, Leases. This guidance requires public business entities to recognize a right-of-use asset and a lease liability in the statement of financial condition. The Company has elected an exemption to this guidance for its short-term office leases of less than twelve months and recognizes the lease payments on a straight-line basis over their remaining life. Management believes the impact of Topic 842 and the election of the exemption has no material impact on its statement of financial condition.

The Company entered into a lease agreement for office space. The lease was structured as a twelve (12) month lease with three months' notice cancellation terms.

The Company entered into a lease agreement for office space. The lease is structured as a rolling month to month lease with two months' notice cancellation terms.

The Company entered into a lease agreement for office space. The lease is structured as a rolling month to month lease with one month's notice cancellation terms.

The Company entered into two long-term lease agreements for office space: a three-year lease commencing June 16, 2025, and a 25-month lease commencing November 1, 2025. At December 31, 2025, the Company had an aggregate Right-of-Use (ROU) assets of $310,180 which is included within

NOTE 4   LEASE COMMITMENTS (continued)

other assets on the statement of financial condition, and corresponding lease liabilities of $329,414 included within accounts payable and other liabilities on the statement of financial condition.

The ROU assets were calculated as the net present value of total remaining lease payments of $370,621, discounted using a borrowing rate of 6%.

The weighted average remaining life at December 31, 2025 is 2.59 years.

Remaining lease commitments	$370,621
Less Imputed Interest	$(41,207)
Total Lease Liability	$329,414

NOTE 5   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK, AND CREDIT LOSSES

In the normal course of business, the Company's securities activities involve the execution, clearance, and settlement of various transactions with its clearing brokers. These securities activities are transacted on a delivery or receipt versus payment basis and the Company reports such transactions on a trade date basis. The Company's customer's securities transactions are introduced on a fully disclosed basis with its clearing broker. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. The Company seeks to minimize this risk though their Know Your Customer (KYC) procedures. As well, the firm may have 15a6 responsibility for Outset Global LLP's US customers as it relates to the above, with the same KYC procedures in place to minimize this risk.

Since the Company does not clear its own securities transactions, it has established accounts with its clearing broker for this purpose. This can and often does result in a concentration of credit risk with this firm. Such risk, however, is mitigated by the clearing broker's obligation to comply with rules and regulations of the SEC and FINRA.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings. The Company's bank accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to

NOTE 5 FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK, AND CREDIT LOSSES (continued)

$250,000. At December 31, 2025, the Company's balances were within the FDIC insured limit.

Because the Company has operations outside of the United Kingdom, the Company's home country, there exists a possibility that operations located in the United States may be disrupted in the near term. Management seeks to minimize this risk by monitoring its foreign operations. Management does not consider any risk with its foreign operations to be significant.

FASB ASU 2016-13, *Measure of Credit Losses on Financial Instruments*, broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions, and reasonable and supportable forecasts. ASU-2016-13 replaced the prior incurred credit loss model with an expected credit losses model and became effective for fiscal years beginning after December 15, 2019. The standard does not have a material impact on the Company's financial statement. The Company has determined that no allowance for credit losses is necessary because the credit quality of the receivables is considered to be very low risk.

NOTE 6 GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees effective at December 31, 2025 or during the year then ended, except as described in Note 5 above.

NOTE 7   DUE FROM BROKERS

Amounts due from brokers at December 31, 2025 consists of cash deposits and cash equivalents of $7,599,935 and commission receivables of $48,648.

NOTE 8   SOFT DOLLAR

The Company has entered into various soft dollar arrangements wherein research and other expenses are paid by the Company on behalf of the introduced business. In accordance with FASB ASC 940-20-25-3, the Company analyzes both the commission income generated from the soft-dollar arrangements and the research provided to determine if liability exists at year-end. At December 31, 2025, the soft dollars liability was $2,212,926.

NOTE 9   COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may become subject to various claims, litigation, regulatory, and arbitration matters. The Company evaluates such matters based on its best available information. At December 31, 2025, the Company accrued $130,000 in connection with a regulatory matter which is included in accounts payable and other liabilities in the statement of financial condition.

NOTE 10   SUBSEQUENT EVENTS

On February 13, 2026 the Company declared dividends payable totaling $1,500,000 which were paid on February 20, 2026. Subsequent events have been evaluated through March 5, 2026, the date the financial statements were available to be issued; and no other material events have been identified which require disclosure.